Exhibit 99.57

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN

THE UNITED STATES

PyroGenesis Announces Filing of Final Prospectus

and Closing Date for Offering

MONTREAL, Quebec (GlobeNewswire – November 3, 2020) - PyroGenesis Canada Inc. (TSX-V: PYR; OTCQB: PYRNF; FRA: 8PY) (the “Company” or “PyroGenesis”), a high-tech company that designs, develops, manufactures and commercializes advanced plasma processes and products, is pleased to announce that it has filed and received a receipt for its final prospectus dated November 3, 2020 (the “Prospectus”) in respect of its previously announced bought-deal short form prospectus offering of units at a price of $3.60 per unit for aggregate gross proceeds to the Company of $12,076,380, including the full exercise of the over-allotment option. Mackie Research Capital Corporation is acting as the sole underwriter and sole bookrunner in respect of the offering.

The closing of the offering is expected to occur on or about November 10, 2020 and is subject to customary conditions. For more information on the offering and the terms thereof, please refer to the Prospectus, which is available under the Company’s profile on SEDAR at www.sedar.com. The units are being offered under the Prospectus in all provinces of Canada.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “in the process” and other similar expressions which constitute “forward- looking information” within the meaning of applicable securities laws. Forward-looking statements reflect the Company’s current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, the closing and timing of the Company’s public offering. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company’s ongoing filings with the securities regulatory authorities, including under “Risk Factors” in the Company’s most recent annual information form, which filings can be found under the Company’s profile at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Toronto Stock Exchange nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, Investor Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/